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                                                                    EXHIBIT 99.1


                        CHARTERED RESPONDS TO MEDIA QUERY


This is in reference to the media article published by Reuters on September 17, 2003 titled "Chartered shares soar on stake sale talk".

The article reports that shares of Chartered surged Wednesday on talk that Singapore Technologies might be selling part of its stake. It also includes a quote that there is a vague rumor that Singapore Technologies could trim part of its stake in Chartered and sell it to a U.S. chipmaker.

The Company wishes to state that we are unaware of any such sale and based on our enquiries to Singapore Technologies, we believe it is not accurate.